SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FALCON FINANCIAL INVESTMENT TRUST
(Name of Subject Company)

FALCON FINANCIAL INVESTMENT TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

David A. Karp
President and Chief Financial Officer
Falcon Financial Investment Trust
15 Commerce Road
Stamford, Connecticut 06902
(203) 967-0000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

J. Warren Gorrell, Jr., Esq.
Stuart A. Barr, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE

Falcon Financial Investment Trust Schedules Investor Conference Call

        Stamford, CT, January 20, 2005—Falcon Financial Investment Trust (Nasdaq: FLCN), a specialty finance real estate investment trust focused on the business of originating and servicing loans to automotive dealers, announced today that it has scheduled an investor conference call today at 4:30 pm ET to discuss today's earlier press release. The release stated that Falcon Financial has signed a definitive agreement to be acquired by iStar Financial Inc. (NYSE: SFI).

        A live Web cast of the conference call will be available online at www.falconfinancial.com. Web participants are encouraged to go to the Web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. Those without Web access should access the call telephonically at least ten minutes prior to the conference call. The dial-in numbers are (800) 819-9193 for domestic callers and (913) 981-4911 for international callers.

        After the live webcast, the call will remain available on Falcon Financial's Web site, www.falconfinancial.com, through February 18, 2005. In addition, a telephonic replay of the call will be available until January 28, 2005. The replay dial-in numbers are (888) 203-1112 for domestic callers and (719) 457-0820 for international callers. Please use reservation code 9745355.

About Falcon Financial Investment Trust

        Falcon Financial Investment Trust is a fully integrated real estate investment trust focused solely on the business of originating and servicing loans to automotive dealers in the United States. The company was founded in 1997 to address the unique capital needs of the U.S. automobile retailing industry. Falcon Financial meets the financing requirements of automotive dealers by offering a variety of fixed and variable rate loan products, including mortgage loans and cash flow franchise loans collateralized by the dealer's real estate and business assets.

Notice to Investors

        This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer for Falcon Financial's outstanding shares described in this press release has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Falcon Financial at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site at http://www.sec.gov.

Safe Harbor

        This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. The forward-looking statements included in this press release reflect Falcon Financial Investment Trust's current view about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Important factors that could cause Falcon Financial

Investment Trust's actual results to differ materially from current expectations reflected in the forward-looking statements included in this press release include, among others, the risk factors discussed in its filings with the Securities and Exchange Commission. Falcon Financial Investment Trust does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements included in this press release to reflect new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Falcon Financial Investment Trust's views as of any date subsequent to January 20, 2005.

Contact: Falcon Financial Investment Trust Van Mai 203 967-0000	Investors/Media: The Ruth Group Stephanie Carrington/John Quirk 646 536-7017/7029 scarrington@theruthgroup.com jquirk@theruthgroup.com

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